THIS DOCUMENT WAS ORIGINALY SUBMITTED TO THE SEC ON MAY 21, 2004


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X   Form 40-F
                                                 ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

The following are included in this Report on Form 6-K:

1.   Press Release, dated May 19, 2004; and

2.   Letter to Shareholders, dated May 20, 2004.

MEDIA RELEASE


                       HEMOSOL ANNOUNCES QUARTERLY UPDATE


Toronto, May 19, 2004 - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced that due to the recent restructuring it will not be releasing first quarter financial results for the period ended March 31, 2004. Hemosol Corp. will begin reporting its financial results for the second quarter, to end on June 30, 2004.

As a result of the reorganization and an equity financing completed at the end of 2003, Hemosol has received aggregate gross proceeds of more than $20 million and has sufficient funding to carry out its strategic programs into 2005.

"With the reorganization now successfully behind us we are set to seize the broader opportunities available in the identification and production of therapeutic blood proteins," said Lee Hartwell, President and Chief Executive Officer of Hemosol.

For the balance of 2004 and beyond, Hemosol will continue its work on several key strategic initiatives including:

          o An alliance with ProMetic Biosciences and the American Red Cross that will see Hemosol become the first licensee of the novel Cascade technology and take advantage of first-to-market advantage of this potentially paradigm shifting technology for the isolation and purification of valuable blood proteins;

          o Establishing a revenue stream through the provision of bio manufacturing services to third party clients;

          o To determine the clinical path forward for HEMOLINK. Hemosol has worked diligently to address the issues that led to the suspension of clinical trials with the objective of establishing the clinical path forward for HEMOLINK by the end of 2004;

          o Advancing the Company's product pipeline. Hemosol's expertise and experience in protein bioconjugation and cell expansion technologies is being applied to develop both a hemoglobin-based drug delivery platform and a portfolio of novel therapeutics to stimulate the growth of blood cells. An active program is underway to pursue partnering and licensing opportunities to continue to advance the development of these products.

The first quarter financial results of LBPB Inc. (formerly Hemosol Inc.) have been posted to www.hemosol.com for information purposes and will be incorporated into all future Hemosol Corp. financial reporting for comparative purposes.

ABOUT HEMOSOL

Hemosol Corp. is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK [hemoglobin raffimer], an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.


Hemosol common shares are listed on The Nasdaq National Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML". For more information visit Hemosol's website at www.hemosol.com.
                                                ---------------

HEMOLINK is a registered trademark of Hemosol.

Contact:          JASON HOGAN
                  Investor & Media Relations
                  416 361 1331
                  800 789 3419
                  416 815 0080 fax
                  ir@hemosol.com
                  --------------
                  www.hemosol.com
                  ---------------

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Dear Fellow Shareholders,

Hemosol was founded to discover, develop and manufacture blood proteins and related products. The development of our oxygen therapeutic HEMOLINK [hemoglobin raffimer], our broader product pipeline and our ability to custom design and build a one of a kind manufacturing facility are all outgrowths of our work to exploit the therapeutic and commercial potential of hemoglobin and related proteins. In the autumn of 2003, we revised Hemosol's strategic focus to leverage this experience and work to seize the broader opportunities available in the identification and production of therapeutic blood proteins - in effect recasting Hemosol as the blood protein company.

Having just completed the first quarter of our 2004 fiscal year I am pleased to report that we have achieved all of the key milestones that we set for ourselves to this point.

Financing Activity

Beginning with our successful financing in November, 2003 and culminating with the proceeds of the recently completed tax-based reorganization, Hemosol has realized aggregate gross proceeds in excess of $20 million. As a result, our operations are now funded into 2005.

Key Strategic Initiatives

Bio-Manufacturing and Strategic Alliance with ProMetic and The American Red
Cross

Our manufacturing facility is a state-of-the-art facility that was specifically designed to meet all regulatory requirements for the aseptic - or sterile - processing of products from blood, serum, plasma and other protein sources. While this facility was originally designed with HEMOLINK in mind, it can easily and immediately be re-purposed to manufacture virtually any biopharmaceutical product at any scale: pre-clinical, clinical or commercial. The annual market for biopharmaceutical services of the type we offer is $1 Billion but growing at the rate of 15% annually and that growth rate is expected to rise over the near to mid term - partially as a result of discoveries like the ones driving our recent alliance with ProMetic and the American Red Cross.

On December 4, 2004, we announced the formation of a strategic alliance with ProMetic Biosciences and the American Red Cross - or "ARC" for short. This new alliance is squarely in our strategic sweet-spot. By consummating this relationship, Hemosol will become the first licensee of the novel Cascade technology developed jointly by Prometic and the ARC and enjoy the first-to-market advantage of this potentially paradigm-shifting technology for the isolation and purification of valuable blood proteins. Hemosol will play an important role in developing with Prometic the secondary (or downstream) process related to the Cascade technology.

We believe that the inclusion of the ARC in this alliance provides the necessary financial underpinning: The ARC is the leading blood-related organization in the world and we are proud to be able to play a role in its development and growth. The ARC has committed in principle to supply raw material to Hemosol for processing and purchase back specific therapeutic products isolated using the Cascade. This commitment alone has the potential of making this project commercially viable for Hemosol and its shareholders.

HEMOLINK

As many of you know, in the early Spring of last year, we suspended all clinical activity related to HEMOLINK following the observation of certain adverse effects. Since that time, we have conducted important non-clinical research studies and we remain confident that we can resolve the issues that led to the suspension of the clinical trials. Accordingly, our plan is on target and our goal is to establish the clinical path forward by the end of this year.

Product Pipeline

Our pipeline directly draws on our expertise in protein bioconjugation and cell expansion - skills we developed and initially applied to the development of Hemolink and, later, as a means to produce our own hemoglobin. We are now applying these skills to develop a hemoglobin-based drug delivery platform and the development of novel therapeutics that stimulate the growth of blood cells. As a result, we now have a rich and diverse pipeline of new product candidates

The emergence of our pipeline products is the result of a strategy we have been implementing for more that 10 years. We have an excellent team of research scientists that has amassed a strong intellectual property position for the pipeline products and technology. We have undertaken an active program to leverage this portfolio by seeking partnerships and licensing opportunities to more rapidly advance development of the new product candidates.

Financial Results

As a result of our recently completed reorganization, Hemosol Corp. will not be issuing results for the quarter-ended March 31, 2004. We will begin reporting with the second quarter ending June 30, 2004.

The financial results of LPBP Inc. (formerly Hemosol Inc.) for the three months ending March 31, 2004, have been posted to our website (www.hemosol.com) and will be incorporated into all of our relevant future financial reporting.

Having successfully put in place the requisite elements, all of us at Hemosol now look forward to delivering on our renewed strategic focus and building sustained value for all shareholders.


Lee Hartwell

President and CEO

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HEMOSOL CORP.


                               By: /s/ LEE D. HARTWELL
                                   ---------------------------------------------
                                    Name:   Lee D. Hartwell
                                    Title:  President, Chief Executive
                                            Officer and Chief Financial Officer

Date:  May 20, 2004